Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                      ACINDAR ARGENTINE STEEL INDUSTRY INC.
                 (Translation of Registrant's name into English)



                            Estanislao Zeballos 2739
                                B1643AGY - Beccar
                            Province of Buenos Aires
                                    Argentina
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X  Form 40-F
                      ---          ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)


                                December 5, 2002

Acindar logo

Contacts:
Jose I. Giraudo                                       Andrea Dala
Investor Relations Manager                            Investor Relations Officer
Acindar S.A.                                          Acindar S.A.
(54 11) 4719 8674                                     (54 11) 4719 8672


                                  ACINDAR S.A.
                         NINE-MONTH PERIOD 2002 RESULTS
                         ENDED AS OF SEPTEMBER 30, 2002


Buenos Aires, November 8th, 2002 - Acindar S.A. (the "Company") today announced a net loss for the nine-month period ended September 30, 2002 of Ps. 501.8 million. The loss is attributable primarily to the Company's Financial and Holding Losses, which mainly reflects the exchange losses caused by the devaluation of the Argentine peso since January 2002.

On July 17, 2002, the Argentine government issued Decree No. 1269/02 which provided, among other things, that financial statements be restated to reflect the changes in the purchasing power of the peso. Subsequently, on July 25, 2002 the Comision Nacional de Valores (the "CNV") issued Resolution No. 415/2002, which provided procedures for reflecting the changes in the purchasing power of the peso for companies, including the Company, that have registered securities with the CNV. Such procedures are effective for any financial statements corresponding to any period commencing on or after January 1, 2002 and filed with the CNV subsequent to the date of the resolution.

Financial data for the nine-month ended September 30, 2001, presented herein for comparative purposes, has been restated to September 30, 2002 using a conversion factor of 2.2120, which represents the rate of inflation for the nine-month period ended September 30, 2002.

Revenues for the nine-month period ended September 30, 2002 increased by 2.4% compared to revenues for the same period in 2001. This increase reflects increased export sales and, to a lesser extent, an increase in local revenues. While export revenues, denominated in foreign currencies, and volume increased in comparison to the devaluation of the peso (which exceeded the rate of inflation significantly for the nine-month period ended September 30, 2002), increased domestic prices almost entirely offset an increase in the Company's production costs, thereby partially offsetting the decrease in volume sold to the domestic market.

While electricity and natural gas prices have not risen significantly, average production costs grew primarily as a result of the impact of devaluation on imported raw materials. The Company cannot provide assurances that, in the coming months, local cost increases (including increases in electricity and gas prices) will not significantly exceed the rate of devaluation. There can be no assurance that the Company will be able to increase domestic prices at the same rate that costs increase in the future. The Company believes that an increase in the rate of inflation and a slowdown in the pace of the devaluation will cause its margins, which are at historically high levels, to contract to its average historic levels.


Operating Results

Net sales increased 2.4%, to Ps. 773.9 million for the nine-month period ended September 30, 2002, as compared with Ps. 755.8 million for the same period of 2001.

Domestic shipments for the nine-month period ended September 30, 2002 posted a decrease of 22.9% in comparison with the same period of 2001. During the nine-month period ended September 30, 2002, the Company was able to increase domestic prices to compensate almost entirely for higher production costs. Domestic net sales were Ps. 460.7 million for the nine-month period ended September 30, 2002, compared with Ps 571.7 million for the same period of 2001.

Export net sales posted a significant increase, from Ps. 184.2 million for the nine-month period ended September 30, 2001 to Ps. 313.2 million for the same period of the 2002. Export volume rose 20.2%, reaching 278.0 thousand tons in September 30, 2002.

The Company's production costs per ton decreased by 9.9% for the nine-month period ended September 30, 2002 compared to the same period of 2001, reflecting a lower increase in the Company's domestic costs compared to the general rate of inflation, as measured by the wholesale internal price index.

Gross profits for the nine-month period ended September 30, 2002 amounted to Ps.
300.5 million, compared with Ps. 168.8 million for the same period of 2001.

EBITDA for the nine-month period ended September 30, 2002 was Ps. 205.0 million, in comparison with Ps. 75.1 million for the same period of 2001.

Financial income (expenses) and holding gains (losses) for the nine-month period ended September 30, 2002 represented a net loss of Ps. 608.4 million, compared with a net loss of Ps. 111.8 million in the same period of 2001. Foreign exchange losses for the nine-month period ended September 30, 2002 were Ps. 1090.9 million, Ps. 75.1 million of which was related to capital expenditure financing that was capitalized in fixed assets in accordance with accounting standards and CNV Resolution No. 398/02. The effect of exposure to inflation on results of operations was Ps. 495.7 million.

Balance Sheet and Cash Flow Statement

As of September 30, 2001, the Company's shareholders' equity amounted to Ps.
434.7 million. As a consequence of the reported foreign exchange loss, the Company reported a negative shareholders' equity of Ps. 211.1 million as of September 30, 2002.

To protect the continuity of its operations, on December 19, 2001, Acindar announced that it had discontinued payments of interest on and principal of certain of its financial debt.

During the nine-month period ended September 30, 2002 the Company, together with advisors, continued discussions with a committee of creditors of the Company.

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Schedule A

                                   (million of Pesos restated to September 2002)
Balance Sheet
--------------------------------------------------------------------------------
(Consolidated Information)

                                                   September         September
                                                     2002              2001
ASSETS

Current Assets
Cash & Investments                                    60.2              30.1
Accounts Receivables                                 165.5             231.8
Other Receivables                                     62.4              71.3
Inventories                                          143.2             161.2
Other Current Assets                                   4.6              12.6
 Total Current Assets                                435.9             507.0

Non-Current Assets
Fix Assets                                           936.2             976.4
Other Non-Current Assets                             111.4             289.9
 Total Non-Current Assets                           1047.6            1266.3
TOTAL ASSETS                                        1483.5            1773.3


LIABILITIES

Current Liabilities
Accounts Payable                                     173.8             262.4
Loans                                                503.4             314.7
Other Current Liabilities                             86.4              87.0
 Total Current Liabilities                           763.6             664.1

Non Current Liabilities
Loans                                                880.8             612.5
Other Non Current Liabilities                         50.2              62.0
 Total Non Current Liabilities                       931.0             674.5
TOTAL LIABILITIES                                   1694.6            1338.6

TOTAL STOCHKHOLDERS EQUITY                          (211.1)            434.7

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY           1483.5            1773.3

Schedule B

                                   (million of Pesos restated to September 2002)
Income Statement
--------------------------------------------------------------------------------
(Consolidated Information)          September               September
(Nine-Month Period)                    2002                   2001


Shipments (000 Tons)
Domestic Market                       440.5        61.3%      571.5     71.2%
Export Market                         278.0        38.7%      231.3     28.8%
Total                                 718.5       100.0%      802.8     100.0%
--------------------------------------------------------------------------------

Sales (000 U$S)
Domestic Market                       460.7        59.5%      571.7     75.6%
Export Market                         313.2        40.5%      184.1     24.4%
Total                                 773.9       100.0%      755.8     100.0%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Net Sales                             773.9       100.0%      755.8     100.0%
Cost of Sales                        (473.5)      (61.2)     (587.0)   (77.7%)
Gross Profit                          300.4        38.8%      168.8     22.3%

Selling Expenses                      (16.6)      (2.1%)     (26.7)     (3.5%)
Administration Expenses               (40.5)      (5.2%)     (39.4)     (5.2%)
Depreciation & Amortization           (85.8)      (11.1%)    (81.1)    (10.7%)
Doubtful Accounts                     (35.5)      (4.6%)     (23.9)     (3.2%)
Other Taxes                           (2.8)       (0.4%)      (3.7)     (0.5%)
Operating Income                      119.2        15.4%      (6.0)     (0.8%)

Other Operating Income - Net          (7.0)       (0.9%)     (51.7)     (6.8%)
Long Term Investments Results         (5.5)       (0.7%)       1.2       0.2%

Financial & Holding Results          (608.4)      (78.6%)    (111.8)   (14.8%)

Non Operating Charges                   -            -       (38,2)     (5.1%)
Loss before Income Tax               (501.7)      (64.8%)    (206.5)    (27.3)

Income  Tax and  Tax on  Minimum      (0.1)          -        (0.6)     (0.1%)
 Notional Income

Net Loss                             (501.8)      (64.8%)    (207.1)   (27.4%)

Schedule C

                                   (million of Pesos restated to September 2002)


Statement of Source and Use of Funds
--------------------------------------------------------------------------------
(Consolidated Information)
(Nine-Month Period)
                                                       September     September
                                                         2002          2001

Ordinary Loss before Tax                                (501.7)       (206.5)

Ordinary Items not providing or nor requiring funds      786.2         286.9

Operating Income                                         284.5          80.4

Changes in Working Capital                              (233.4)       (117.1)

Interest - Net                                             1.1         (85.4)
Dismissal Indemnities and taxes paid                     (15.7)        (46.3)

Net Investments in Fixed Assets                            3.8         (11.0)

Net funds from financing activities                       (0.2)        101.2

Other                                                      7.1          (0.7)

Increase (Decrease) in funds & Cash items                 47.2         (78.9)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ACINDAR INDUSTRIA ARGENTINA DE ACEROS S.A.
                                                    (Registrant)



Date:  December 5, 2002

                                  By    /s/ Jorge N. Videla
                                       -----------------------------------------
                                       Jorge N. Videla